SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Jody Burfening, Carolyn Capaccio
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777 (ext. 6608)
Investor.relations@icos.be	jody@lhai.com, ccapaccio@lhai.com

ICOS Vision Systems Completes Jointech Precision Equipment Acquisition

Heverlee, Belgium, March 25, 2004 — ICOS Vision Systems Corporation N.V. (Nasdaq and Euronext: IVIS), a world leader in vision solutions, completed the acquisition of all of the outstanding shares of Jointech Precision Equipment Co., Ltd. Final terms of the agreement were in accordance with the press release, dated September 22, 2003, in which the company announced this transaction.

This acquisition is the next step in ICOS’ growth strategy, in which the company has successfully offered to end-users a greater number of new products aimed at the inspection processes of other semiconductor devices. To support this strategy, ICOS opened a mechanical design center in Hong Kong in 2002. Together with this design center, Jointech’s manufacturing capability increases ICOS’ ability to flexibly expand its production capacity as demand increases during the up cycle, and reinforces its efforts to develop new end market focused products in close collaboration with customers.

Jointech, located in Shenzhen, China, near the Hong Kong border, has been renamed ICOS Vision Systems Shenzhen and will continue to handle final assembly and quality control of component inspectors. This facility will be consolidated into ICOS’ Hong Kong operations, leveraging its proximity to the Hong Kong design center and strengthening ICOS’ manufacturing network of sub-contractors in China.

About ICOS

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release are forward-looking statements, including statements about the Company’s plans, objectives, expectations and intentions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company’s ongoing business is also subject to risks referred to in its most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

###

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: March 25, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President